FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 16 September 2013, London UK – LSE announcement

GSK receives Priority Review from FDA for dabrafenib/trametinib combination in metastatic melanoma

GlaxoSmithKline plc (LSE:GSK) today announced that the US Food and Drug Administration (FDA) has granted Priority Review designation to its supplemental New Drug Applications (sNDAs) for combined use of Tafinlar® (dabrafenib) and Mekinist® (trametinib) for the treatment of adult patients with unresectable or metastatic melanoma with a BRAF V600 E or K mutation.

The FDA has assigned a Prescription Drug User Fee Act (PDUFA) target date of 8 January 2014 for the Mekinist® (trametinib) supplement and 9 January 2014 for the Tafinlar® (dabrafenib) supplement.

The applications are based on data from a randomised Phase I/II study comparing combination therapy with dabrafenib and trametinib to dabrafenib monotherapy in adult patients with BRAF V600E and V600K mutation positive metastatic melanoma.

Use of dabrafenib and trametinib in combination is investigational and not approved anywhere in the world.  On 7 February 2013, GSK announced European regulatory submission for the combined use of dabrafenib and trametinib adult patients with unresectable or metastatic melanoma with a BRAF V600 mutation and the review is ongoing according to standard timelines.

For full US Prescribing Information and Medication Guide and EU Patient Information Leaflet or Summary of Product Characteristics (SPC) for Tafinlar® and Mekinist®, please visit http://www.gsk.com/products/index.htm

S M Bicknell
Company Secretary
16 September 2013

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Bernadette King	+1 215 751 3632	(Philadelphia)
	Anna Padula	+1 215 751 4271	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 16, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc